Ligand Pharmaceuticals Incorporated
3911 Sorrento Valley Boulevard, Suite110
San Diego, California 92121

January 3, 2017

VIA EDGAR
Jim B. Rosenberg, Senior Assistant Chief Accountant
Officer of Healthcare and Insurance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Mail Stop 4546

Re:    Ligand Pharmaceuticals Incorporated (the “Company”)
Form 8-K dated November 3, 2016
File Number: 001-33093

Dear Mr. Rosenberg:

This letter represents the Company’s response to the Staff’s comment letter dated December 19, 2016. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

Exhibit 99.1

Please tell us how you intend to address in future earnings releases each of the following regarding your “adjusted financial measures” including “adjusted net income” and related per share amounts:

•
The lack of disclosure in explaining these measures as non-GAAP measures and why management believes each measure provides useful information to investors and the additional purposes, if any, for their use by management. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

•
The exclusion of an adjustment to net income for the $28.2 million gain on deconsolidation of Viking in 2015 in reconciling to adjusted net income. Refer to Question 100.03 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

•
The use of adjusted net income per share. Since adjusted net income is in close proximity to your GAAP cash flows from/used in operating activities, refer to Question 102.05 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

•	Not providing the tax impact to adjustments to net income to arrive at adjusted net income. Refer to Question 102.11 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

•
Presenting adjusted net income for a current period and prior comparable period while only presenting GAAP net income for the current period under Third Quarter 2016 Financial Results and Year-to-Date Financial. Refer to Question 102.10 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations regarding the requirement to present the most directly comparable GAAP measure with equal or greater prominence.

•
Exclusion from your disclosures under Revised Financial Forecast of quantitative reconciliations with respect to forward-looking non-GAAP measures. Refer to 10(e)(1)(i)(B) of Regulation S-K and the penultimate bullet of Question 102.10 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

RESPONSE:

•
The lack of disclosure in explaining these measures as non-GAAP measures and why management believes each measure provides useful information to investors and the additional purposes, if any, for their use by management. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Management Response:

We acknowledge the Staff's comment and reference to Item 10(e)(1)(i)(C) and (D) of Regulation S‑K.   The Company has reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016 and will include disclosure in its future earnings releases as follows:

“The company reports non-GAAP results for diluted net income per share and net income, in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. The company’s financial measures under GAAP include stock-based compensation expense, amortization of debt-related costs, amortization related to acquisitions, changes in contingent liabilities, net losses of Viking Therapeutics, mark-to-market adjustment for amounts owed to licensors, fair value adjustments to Viking Therapeutics convertible note receivable and warrants, unissued shares relating to the Senior Convertible Note and adjustments for discontinued operations, and others that are listed in the itemized reconciliations between GAAP and non-GAAP financial measures included in this press release. However, other than with respect to total revenue, the Company only provides guidance on a non-GAAP basis and does not provide reconciliations of such forward-looking non-GAAP measures to GAAP due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, including adjustments that could be made for changes in contingent liabilities, net losses of Viking Therapeutics, mark-to-market adjustments for amounts owed to licensors and fair value adjustments to Viking Therapeutics convertible note receivable. Management has excluded the effects of these items in its non-GAAP measures to assist investors in analyzing and assessing the Company’s past and future core operating performance. Additionally, non-GAAP diluted earnings per share is a key component of the financial metrics utilized by the company’s board of directors to measure, in part, management’s performance and determine significant elements of management’s compensation.”

•
The exclusion of an adjustment to net income for the $28.2 million gain on deconsolidation of Viking in 2015 in reconciling to adjusted net income. Refer to Question 100.03 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Management Response:

We acknowledge the Staff's comment and reference to Question 100.03 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.   The Company respectfully advises the Staff that it believes that its current calculation of non-GAAP net income represents a consistent and balanced approach of adjusting for the impact of certain discrete, unusual or non-cash items or for items that are outside the scope of the Company’s core operations.  The Company views the $28.2 million gain on deconsolidation of Viking Therapeutics, Inc (“Viking”) in 2015 as core to its operations and therefore believes that including it in non-GAAP results is not misleading. The $28.2 million gain on deconsolidation of Viking primarily consists of the license fee, in the form of Viking common stock, we received under the Master Licensing Agreement (“MLA”) entered into between the Company and Viking in May of 2014 whereby the Company granted Viking rights to five programs in which the Company had previously made significant research and development investments.  Pursuant to the MLA, as partial consideration for the grant of the rights and licenses under the MLA, upon the consummation of an initial public offering (“IPO”), Viking was required to issue to the Company shares of Viking common stock.  In May 2015, Viking completed its IPO, at which time the Company received approximately 3.7 million shares of Viking common stock.  While the adjustments excluded from our non-GAAP measure related to Viking typically include unrealized gains or losses on our equity and debt investment in Viking as well as our share of the losses associated with Viking as an equity method investee, the $28.2 million represents the consideration we received from a licensing arrangement, which we consider to be recurring in nature and core to our operations. Including the $28.2 million gain in the non-GAAP results is also consistent with our treatment for the considerations we received, whether in cash or in equity, under other licensing arrangements.

•
The use of adjusted net income per share. Since adjusted net income is in close proximity to your GAAP cash flows from/used in operating activities, refer to Question 102.05 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Management Response:

We acknowledge the Staff’s comment and reference to Question 102.05 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations and respectfully note that the Company’s non-GAAP net income is intended to be a performance measure. The adjustments to GAAP net income are intended to assist investors in assessing the Company’s current and future operations in the way that we evaluate those operations. The adjustments may relate to cash or non-cash items depending on the nature of the item being adjusted. That is, the adjustments are not specifically intended to arrive at a cash-based measure of earnings or a liquidity measure. For example, there is a mix of non-cash items (e.g., stock-based compensation, fair value adjustments, amortization of debt issue costs and debt discounts) and items that represent cash timing differences (e.g., amortization of intangible assets and changes in contingent consideration) that are included in the Company’s non-GAAP adjustments. Rather, non-GAAP net income is presented in a manner consistent with how the Company’s management evaluates and makes decisions about business operations and is also prepared on a basis consistent with the performance metrics used to evaluate and compensate management.

•	Not providing the tax impact to adjustments to net income to arrive at adjusted net income. Refer to Question 102.11 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Management Response:

We acknowledge the Staff’s comment and have reviewed the Staff's updated Compliance and Disclosure Interpretations issued on May 17, 2016, in particular Question 102.11.  In future period earnings releases we are going to revise our adjusted financial measures presentation in our earning release to remove the "non-cash tax benefit" and “non-cash tax expense” line items and to add the tax effects to the non-GAAP adjustments as a separate line item that is clearly explained in accordance with Question 102.11.

•
Presenting adjusted net income for a current period and prior comparable period while only presenting GAAP net income for the current period under Third Quarter 2016 Financial Results and Year-to-Date Financial. Refer to Question 102.10 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations regarding the requirement to present the most directly comparable GAAP measure with equal or greater prominence.

Management Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that as of the earnings release date and as disclosed in the Form 8-K dated November 3, 2016, Ligand was in the process of evaluating certain deferred tax assets (“DTA”) recorded in the third quarter of 2015 in close collaboration with its new and former auditors.  The 2015 GAAP net income and earnings per share, which would be impacted by a reduction in DTA, were not available at that time. The restated figures were subsequently reported in Ligand’s Form 10-Q for the third quarter of 2016, Form 10-Q/A for the first and second quarters of 2016 and Form 10-K/A for 2015, which included the reduction in DTA.  Management acknowledges the requirement to present the most comparable GAAP measure with equal or greater prominence and will revise future filings in compliance with the guidance in Question 102.10.

•	Exclusion from your disclosures under Revised Financial Forecast of quantitative reconciliations with respect to forward-looking non-GAAP measures. Refer to 10(e)(1)(i)(B) of Regulation S-K and the penultimate bullet of Question 102.10 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Management Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we will enhance our adjusted financial measure discussion to indicate that other than with respect to total revenue, the Company only provides guidance on a non-GAAP basis and does not provide reconciliations of such forward-looking non-GAAP measures to GAAP due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. In particular, significant information is not available to calculate changes in contingent liabilities, net losses of Viking Therapeutics, mark-to-market adjustment for amounts owed to licensors and fair value adjustment to Viking Therapeutics convertible note receivable.

* * *

We appreciate the time that you have taken to review our public filings. Please contact me at (858) 550-7590 if you have any questions.

Sincerely,

/s/ Matthew E. Korenberg

Matthew E. Korenberg
Chief Financial Officer

cc:    Ernst & Young LLP
Latham & Watkins LLP